UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             ----------------------

                             Tower Automotive, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   891707101
                                 (CUSIP Number)

                              Stephanie B. Mudick
                        General Counsel - Corporate Law
                                 Citigroup Inc.
                              153 East 53rd Street
                            New York, New York 10043
                                 (212) 559-1000
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 9, 1998
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                          ------------------
CUSIP NO.  891707101                                          PAGE 2 OF 15 PAGES
--------------------                                          ------------------

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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Citigroup Inc., 52-1568099
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                               OO

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) OR 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware

--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER                   0

 NUMBER OF               -------------------------------------------------------
  SHARES                 8     SHARED VOTING POWER         6,004,812
BENEFICIALLY
 OWNED BY                -------------------------------------------------------
  EACH                   9     SOLE DISPOSITIVE POWER              0
REPORTING
PERSON WITH              -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER    6,004,812

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                               6,004,812

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                              |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                 HC

--------------------------------------------------------------------------------

--------------------                                          ------------------
CUSIP NO.  891707101                                          PAGE 3 OF 15 PAGES
--------------------                                          ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Salomon Brothers Holding Company Inc, 13-3082695
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                               OO

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) OR 2(e)                                                           |X|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware

--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER                   0

 NUMBER OF               -------------------------------------------------------
  SHARES                 8     SHARED VOTING POWER         2,952,430
BENEFICIALLY
 OWNED BY                -------------------------------------------------------
   EACH                  9     SOLE DISPOSITIVE POWER              0
 REPORTING
PERSON WITH              -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER    2,952,430

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                               2,952,430

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                          |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.2%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                 CO

--------------------------------------------------------------------------------

      This Amendment No. 2 to the statement on Schedule 13D, dated September 10, 1998, as amended by Amendment No. 1 to the statement on Schedule 13D, dated October 8, 1998 (the "Schedule 13D"), of Citigroup Inc. (formerly Travelers Group Inc.) is being filed with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Tower Automotive, Inc., a Delaware corporation (the "Issuer").

Item 2. IDENTITY AND BACKGROUND.

      (a), (b), (c) and (f) This item as set forth in the Schedule 13D is deleted and the following is inserted in its place:

      "This statement on Schedule 13D is being filed by Salomon Brothers Holding Company Inc, a Delaware corporation ("SBHC"), and Citigroup Inc., a Delaware corporation ("Citigroup"). All of the Common Stock reported herein is directly beneficially owned by subsidiaries of SBHC or by other subsidiaries of Citigroup. SBHC is a wholly owned subsidiary of Salomon Smith Barney Holdings Inc., a Delaware corporation ("SSBH"), which is a wholly owned subsidiary of Citigroup. The principal executive offices of SBHC and SSBH are located, and the principal business is conducted, at 388 Greenwich Street, New York, New York 10013. The principal executive offices of Citigroup are located, and the principal business is conducted, at 153 East 53rd Street, New York, New York 10043.

      The principal business of SBHC is dealing in swaps and certain over-the-counter instruments, lending and holding certain investments. SBHC owns all of the outstanding shares of common stock of Salomon Smith Barney Inc., a registered broker-dealer. SSBH engages in no direct activities. Citigroup businesses produce a broad range of financial services -- asset management, banking and consumer finance, credit and charge cards, insurance, investments, investment banking and trading -- and use diverse channels to make them available to consumer and corporate customers around the world. Among these businesses are Citibank, Commercial Credit, Primerica Financial Services, Salomon Smith Barney, SSBC Asset Management, Travelers Life & Annuity and Travelers Property Casualty.

      The names, citizenship, business addresses and principal occupations or employment of each of the executive officers and directors of Citigroup and SBHC are set forth in Annexes A and B, which are incorporated herein by reference."


                               PAGE 4 OF 15 PAGES

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) and (b) This item as set forth in the Schedule 13D is deleted and the following is inserted in its place:

      "By reason of their relationship, Citigroup, SSBH and SBHC may be deemed to share voting and dispositive power with respect to Common Stock and Convertible Securities of the Issuer directly beneficially owned by subsidiaries of SBHC and other subsidiaries of Citigroup and may be deemed to have an indirect beneficial ownership in such shares.

      As of December 18, 1998, Citigroup may be deemed to beneficially own 6,004,812 shares of Common Stock, which includes 1,426,983 shares of Common Stock issuable upon conversion of certain convertible bonds and convertible preferred stock (collectively, the "Convertible Securities"). 6,004,812 shares of Common Stock represents 12.6% of the outstanding Common Stock (based on 47,666,421 shares of Common Stock outstanding, which includes 46,239,438 shares of Common Stock outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, and 1,426,983 shares of Common Stock issuable upon conversion of the Convertible Securities). Of the 6,004,812 shares of Common Stock beneficially owned by Citigroup, SSBH may be deemed to beneficially own 4,960,270 shares, which includes 1,116,900 shares issuable upon conversion of Convertible Securities. 4,960,270 shares of Common Stock represents 10.5% of the outstanding Common Stock (based on 47,356,338 shares of Common Stock outstanding, which includes 46,239,438 shares of Common Stock outstanding and 1,116,900 shares of Common Stock issuable upon conversion of Convertible Securities). Of the 4,960,270 shares of Common Stock beneficially owned by SSBH, SBHC may be deemed to beneficially own 2,952,430 shares, which includes 1,116,900 shares issuable upon conversion of Convertible Securities. 2,952,430 shares of Common Stock represents 6.2% of the outstanding Common Stock (based on 47,356,338 shares of Common Stock outstanding, which includes 46,239,438 shares of Common Stock outstanding and 1,116,900 shares of Common Stock issuable upon conversion of Convertible Securities).

      Except as set forth or incorporated by reference herein, none of Citigroup, SSBH or SBHC or, to the best knowledge of Citigroup, the persons listed in Annexes A or B hereto beneficially owned any Common Stock or Convertible Securities as of December 18, 1998."

      (c) This item as set forth in the Schedule 13D is deleted and the following is inserted in its place:

      "The dates, number of shares and prices per share for all purchases and sales of shares of Common Stock and Convertible Securities by subsidiaries of SBHC and other subsidiaries of Citigroup from October 8, 1998 through December 18, 1998 are shown on Annex C hereto, which is incorporated herein by reference. Annex C does not include purchases and sales made for third party accounts or mutual funds. "


                               PAGE 5 OF 15 PAGES

                                     ANNEXES

A.    Executive Officers and Directors of Citigroup Inc. ("Citigroup").

B. Executive Officers and Directors of Salomon Brothers Holding Company Inc ("SBHC").

C. Description of Purchases and Sales of Common Stock and Convertible Securities by subsidiaries of SBHC and other subsidiaries of Citigroup from October 8, 1998 through December 18, 1998.

D.    Agreement among Citigroup and SBHC as to joint filing of Schedule 13D.


                               PAGE 6 OF 15 PAGES

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 1998


                                        CITIGROUP INC.


                                        By: /s/ Stephanie B. Mudick
                                            ------------------------------------
                                            Name: Stephanie B. Mudick
                                            Title: Assistant Secretary


                                        SALOMON BROTHERS HOLDING COMPANY INC


                                        By: /s/ Stephanie B. Mudick
                                            ------------------------------------
                                            Name: Stephanie B. Mudick
                                            Title: Assistant Secretary


                               PAGE 7 OF 15 PAGES

                                                               December 18, 1998

                                     ANNEX A

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                                 CITIGROUP INC.

NAME, TITLE AND CITIZENSHIP   PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
---------------------------   -----------------------------------------

C. Michael Armstrong          Chairman & Chief Executive Officer
Director (USA)                AT&T Corp.
                              295 North Maple Avenue
                              Basking Ridge, New Jersey  07920

Alain J.P. Belda              President & Chief Operating Officer
Director (Brazil)             Aluminum Company of America (Alcoa)
                              201 Isabella Street, Room 6J12
                              Pittsburgh, Pennsylvania  15212-5858

Kenneth J. Bialkin            Partner
Director (USA)                Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                              New York, New York 10022

Kenneth T. Derr               Chairman & Chief Executive Officer
Director (USA)                Chevron Corporation
                              575 Market Street
                              San Francisco, California  94105

John M. Deutch                Institute Professor
Director (USA)                Massachusetts Institute of Technology
                              77 Massachusetts Avenue, Room 6-208
                              Cambridge, Massachusetts  02139

Ann Dibble Jordan             Consultant & Former Director of Social Services,
Director (USA)                University of Chicago Medical Center
                              2904 Benton Place, NW
                              Washington, DC 20008


                               PAGE 8 OF 15 PAGES

Reuben Mark                   Chairman & Chief Executive Officer
Director (USA)                Colgate-Palmolive Company
                              300 Park Avenue
                              New York, New York  10022-7499

Michael T. Masin              Vice Chairman, President International & Director
Director (USA)                GTE Corporation
                              One Stamford Forum
                              Stamford, Connecticut  06904

Dudley C. Mecum               Managing Director
Director (USA)                Capricorn Management
                              30 East Elm Street
                              Greenwich, Connecticut  06830

Richard D. Parsons            President
Director (USA)                Time Warner, Inc.
                              75 Rockefeller Plaza, 29th Floor
                              New York, New York 10019

Andrall E. Pearson            Chairman & Chief Executive Officer
Director (USA)                Tricon Global Restaurants, Inc.
                              660 Steamboat Road
                              Greenwich, Connecticut  06830

John S. Reed                  Chairman & Co-Chief Executive Officer
Director & Executive          Citigroup Inc.
Officer (USA)                 153 East 53rd Street
                              New York, New York 10043

Robert B. Shapiro             Chairman & Chief Executive Officer
Director (USA)                Monsanto Company
                              800 North Lindbergh Blvd.
                              Mail Zone D1S
                              St. Louis, Missouri 63167

Franklin A. Thomas            Lawyer/Consultant & Former President,
Director (USA)                The Ford Foundation
                              595 Madison Avenue, 33rd Floor
                              New York, New York 10022


                               PAGE 9 OF 15 PAGES

Sanford I. Weill              Chairman & Co-Chief Executive Officer
Director & Executive          Citigroup Inc.
Officer (USA)                 153 East 53rd Street
                              New York, New York 10043

Edgar S. Woolard, Jr.         Former Chairman & Chief Executive Officer
Director (USA)                E.I. du Pont de Nemours & Company
                              1007 Market Street
                              Wilmington, Delaware  19898

Arthur Zankel                 General Partner
Director (USA)                First Manhattan Company
                              437 Madison Avenue
                              New York, New York 10022

The Honorable Gerald R. Ford  Former President of the United States
Honorary Director (USA)       Post Office Box 927
                              Rancho Mirage, California  92270

William I. Campbell           Co-Chief Executive Officer of Citigroup's
Executive Officer             Global Consumer Business
(USA and Canada)              1 Court Square
                              Long Island City, New York 11120

Michael A. Carpenter          Chairman & Chief Executive Officer
Executive Officer (USA)       Salomon Smith Barney Holdings Inc.
                              388 Greenwich Street
                              New York, New York 10013

Paul J. Collins               Vice Chairman
Executive Officer (USA)       Citigroup Inc.
                              153 East 53rd Street
                              New York, New York 10043

Thomas W. Jones               Chief Executive Officer
Director & Executive          of SSBC Asset Management
Officer (USA)                 388 Greenwich Street
                              New York, New York 10013


                               PAGE 10 OF 15 PAGES

Robert I. Lipp                Co-Chief Executive Officer of Citigroup's Global
Executive Officer (USA)       Consumer Business & Chairman of Travelers Property
                              Casualty Corp.
                              153 East 53rd Street
                              New York, New York 10043

Deryck C. Maughan             Vice Chairman
Director (Great Britain)      Citigroup Inc.
                              153 East 53rd Street
                              New York, New York 10043

Victor J. Menezes             President
Executive Officer (India)     Citibank, N.A.
                              153 East 53rd Street
                              New York, New York 10043

Heidi G. Miller               Chief Financial Officer
Executive Officer (USA)       Citigroup Inc.
                              153 East 53rd Street
                              New York, New York 10043

Charles O. Prince, III        Co-General Counsel & Corporate Secretary
Executive Officer (USA)       Citigroup Inc.
                              153 East 53rd Street
                              New York, New York 10043

John J. Roche                 Co-General Counsel
Executive Officer (USA)       Citigroup Inc.
                              153 East 53rd Street
                              New York, New York 10043

Mary Alice Taylor             Corporate Executive Vice President
Executive Officer (USA)       Citicorp & Citibank, N.A.
                              1 Court Square
                              Long Island City, New York 11120


                               PAGE 11 OF 15 PAGES

                                     ANNEX B

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                      SALOMON BROTHERS HOLDING COMPANY INC

NAME, TITLE AND CITIZENSHIP   PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
---------------------------   -----------------------------------------

Michael A. Carpenter          Chairman & Chief Executive Officer
Director, Chairman and        Salomon Smith Barney Holdings Inc.
Chief Executive Officer       388 Greenwich Street
(USA)                         New  York, New York 10013

Deryck C. Maughan             Vice Chairman
Director                      Citigroup Inc.
(Great Britain)               153 East 53rd Street
                              New York, New York 10043

James S. Boshart, III         Vice Chairman
Vice Chairman (USA)           Salomon Smith Barney Holdings Inc.
                              388 Greenwich Street
                              New York, New York 10013

Thomas G. Maheras             Vice Chairman
Vice Chairman (USA)           Salomon Smith Barney Holdings Inc.
                              388 Greenwich Street
                              New York, New York 10013

Jay P. Mandelbaum             Senior Executive Vice President
Executive Vice President      Salomon Smith Barney Holdings Inc.
(USA)                         388 Greenwich Street
                              New York, New York 10013

Eduardo G. Mestre             Vice Chairman
Vice Chairman (USA)           Salomon Smith Barney Holdings Inc.
                              388 Greenwich Street
                              New York, New York 10013


                               PAGE 12 OF 15 PAGES

Robert Druskin                Senior Executive Vice President & Chief
Chief Administrative Officer  Administrative Officer
(USA)                         Salomon Smith Barney Holdings Inc.
                              388 Greenwich Street
                              New York, New York 10013

Robert H. Mundheim            Senior Executive Vice President, General Counsel &
General Counsel and           Secretary
Secretary (USA)               Salomon Smith Barney Holdings Inc.
                              388 Greenwich Street
                              New York, New York 10013

Charles W. Scharf             Senior Executive Vice President & Chief Financial
Chief Financial Officer       Officer
(USA)                         Salomon Smith Barney Holdings Inc.
                              388 Greenwich Street
                              New York, New York 10013

Michael J. Day                Executive Vice President & Controller
Controller (USA)              Salomon Smith Barney Holdings Inc.
                              388 Greenwich Street
                              New York, New York 10013

Mark I. Kleinman              Executive Vice President & Treasurer
Treasurer (USA)               Salomon Smith Barney Holdings Inc.
                              388 Greenwich Street
                              New York, New York 10013


                               PAGE 13 OF 15 PAGES

                                    ANNEX C*

      Subsidiaries of SBHC and other subsidiarieis of Citigroup did not make any purchases or sales of Common Stock from October 8, 1998 through November 18, 1998.

      Subsidiaries of SBHC and other subsidiaries of Citigroup did not make any purchases or sales of Convertible Securities from October 8, 1998 through December 18, 1998.

----------------
* Excludes purchases and sales made for third party accounts or mutual funds.


                               PAGE 14 OF 15 PAGES

                                     ANNEX D

                  AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D

Each of the undersigned hereby affirms that it is individually eligible to use
Schedule 13D, and agrees that this Schedule 13D is filed on its behalf.

Date: December 22, 1998


                                        CITIGROUP INC.


                                        By: /s/ Stephanie B. Mudick
                                            ------------------------------------
                                            Name: Stephanie B. Mudick
                                            Title: Assistant Secretary


                                        SALOMON BROTHERS HOLDING COMPANY INC


                                        By: /s/ Stephanie B. Mudick
                                            ------------------------------------
                                            Name: Stephanie B. Mudick
                                            Title: Assistant Secretary


                               PAGE 15 OF 15 PAGES